Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com
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November  19,  2004

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance,  Mail  Stop  4-6
Washington,  D.C.  20549

     Attn:  Mr.  Robert  Burnett

     RE:  FTS  Group,  Inc.
          Item  4.01  Form  8-K  filed  November  9,  2004
          File  No.  0-24829

Ladies  and  Gentlemen:

On behalf of FTS Group, Inc. (the "Company"), I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Current Report on Form
8-K,  File  No.  0-24829

The amendment to the Current Report on Form 8-K contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated November 16, 2004. Set forth below are the Company's responses to the Staff's comments.

The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Comment  1.
-----------

Item 304(a)(1) of Regulation S-B requires you to provide disclosures with respect to a change in accountants for the two most recent fiscal years; however, you have only provided this information for the most recent fiscal year and subsequent interim period. Please revise the filing to provide disclosures with respect to disagreements and audit reports covering two fiscal years. If you believe two-year disclosure is not applicable please tell us why and revise the filing to explain the particular facts and circumstances.

Response  1.
------------

The Company respectfully notes that Instruction 1 to Item 304 of Regulation S-B states that the disclosure called for by Item 304(a) need not be provided if it has been previously reported. The Company filed a Current Report on Form 8-K on March 31, 2004 to disclose a change in auditors that provided information required by Item 304(a) and covers the prior fiscal year.

Additionally, the Company has amended the Current Report on Form 8-K to clarify that R. E. Bassie & Co. did not audit the Company's financials for both of the two prior years.

Comment  2.
-----------

Please revise to include the letter from your former accountant as an exhibit to an amended filing.

Response  2.
------------

The Company provided R. E. Bassie & Co. with a copy of the Current Report on Form 8-K both before and after filing the Form on EDGAR. The Company requested the exhibit letter on both occasions. The Company made a third request upon receipt of the comment letter from the Staff. To date, R. E. Bassie & Co. has not responded to the Company. The Company respectfully notes that it had 10 days provided by Regulation S-B 304(a)(3) to file such letter. Additionally, the Company undertakes to promptly amend the Current Report on Form 8-K to file any communication it receives from R. E. Bassie & Co.


Comment  3.
-----------

We note that you printed the name FTS Group, Inc. on the cover of your filing. Our records indicate that your name is FTS Apparel, Inc. Please either correct the name on your amended filing or tell us why the name you use is correct.

Response  3.
------------

The Company changed its name from FTS Apparel, Inc. to FTS Group, Inc. in a proposal approved by shareholders at the Company's 2004 annual meeting. The Proposal was described in the Company's Definitive Proxy Statement filed with the SEC on January 9, 2004. Additionally, the Company filed its Articles of Incorporation reflecting the name change as Attachment B to that Definitive Proxy. The Articles of Incorporation were filed with the Nevada Secretary of State on January 7, 2004.

General
-------

     The  Company  acknowledges  that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned with any questions or comments regarding this letter, the Current Report on Form 8-K or other matters related to the filing.

Sincerely,



Amy  Trombly,  Esq.

cc:     Scott  Gallagher,  FTS  Group,  Inc.